Rule 424(b)(3)
Registration No. 33-59383

                  Supplement, dated October 18, 1996,
                               to
        Prospectus, dated October 3, 1996, as supplemented by a Prospectus Supplement dated October 10, 1996

                          120,000 Shares
                 Green Mountain Power Corporation

             7.32% Preferred Stock, Class E, Series 1
                         ($100 par value)


          On October 16, 1996, the Vermont Public Service Board (the "VPSB") issued a Draft Report and Order (the "Draft Report") in its Investigation into the Restructuring of the Electric Utility Industry in Vermont. The Draft Report sets forth recommendations for restructuring of the electric utility industry in Vermont which will require further legislative action. The Draft Report proposes the commencement of competitive retail sales of electricity by January 1, 1998, while distribution and transmission functions would remain subject to regulation. The Draft Report addresses industry restructuring issues, including, among others, the provision of customer choice, division of generation and distribution functions, treatment of stranded costs, required use and development of renewable energy resources, national and regional policies assuring environmental quality and establishment of a regional independent system operator and power exchange system. The Draft Report requests comment from interested parties by November 15, 1996. The VPSB will consider comments received from interested parties and will thereafter issue a final report and order.

          The Draft Report states that, rather than require complete divestiture at this time, the VPSB would require Vermont investor-owned utilities to divide their generation and distribution functions into separate corporate subsidiaries in order to achieve a functional separation. Associated rules would determine how such subsidiaries will interact with each other.

         The Draft Report proposes an approach which takes into account multiple factors that the VPSB believes will "create the opportunity for full recovery of stranded costs provided they are legitimate, verifiable, otherwise recoverable, prudently incurred, and non-mitigable," but the Draft Report also states the VPSB's belief that "an opportunity for full recovery must be explicitly tied to successful mitigation." The Draft Report further provides that where a utility has successfully mitigated its stranded costs, the opportunity should exist for substantial or full recovery of stranded costs when the magnitude of the post-mitigation stranded costs, among other things, allows for rates that are reasonably comparable to regional rates. The Draft Report calls for a multi-step process which would involve (1) a rigorous estimation of stranded costs (which in turn would require an estimate of future power costs) and a determination of the extent to which stranded costs can be mitigated, (2) an adjustment of stranded costs and (3) a stranded cost reconciliation proceeding. The process would consider each utility's estimate of stranded costs and the success of its mitigation efforts on a case by case basis.

          The Draft Report is not a final report or order concerning the restructuring of the electric utility industry in the State of Vermont. The Company intends to submit comments to the VPSB in accordance with the schedule set forth in the Draft Report. The largest category of the Company's stranded costs are future costs under long-term power purchase contracts and the Company intends to comply with the steps outlined in the Draft Report and aggressively pursue mitigation efforts in order to maximize its recovery of these costs. However, the Company can give no assurances that it will be successful in realizing mitigation of these costs to the extent suggested by the VPSB or that it will otherwise be able to achieve full or substantial recovery of these costs.

          Thus, the Company cannot predict whether the Draft Report or any subsequent report or actions of, or proceedings before, the VPSB would have a material adverse effect on the Company's operations, financial condition or credit ratings. However, the Company's failure to recover a significant portion of its purchased power costs, or to retain and attract customers in a competitive environment, would likely have a material adverse effect on the Company's business, including its operating results, cash flows and ability to pay dividends at current levels.